Exhibit 99(a)(1)(M)

Subject: Offer to Exchange—UPCOMING EXPIRATION DATE

This email to remind you that, to properly elect to exchange your eligible options in the Offer to Exchange, we must received your signed and dated Letter of Transmittal before midnight, Central Time, on the expiration date which is currently THURSDAY, OCTOBER 2, 2008, unless the offer is extended.  We presently do not intend to extend the offer.

If you have already submitted your Letter of Transmittal, then no further action is required.

As a reminder, on September 5, 2008, we announced that we are offering you the opportunity to exchange, on a grant-by-grant basis, outstanding eligible stock options that were granted under our 1993 Long-Term Stock Incentive Plan and our 2000 Long-Term Stock Incentive Plan, whether vested or unvested, for either (i) shares of restricted stock that we will grant under the 2000 Plan (if all of your eligible options are exchangeable in this offer for a total of 1,000 or more shares of restricted stock) or (ii) cash (if all of your eligible options would otherwise be exchangeable for a total of less than 1,000 shares of restricted stock).  Generally eligible options are those with an exercise price of over $10.00 per share.

If you are electing to exchange eligible options, you must send the entire Letter of Transmittal via electronic delivery, facsimile, regular mail, overnight courier or hand delivery using the following contact information:

Via Electronic Delivery:

Scan the completed and signed Letter of Transmittal and e-mail it to tenderoffer@islecorp.com.

Via Facsimile:

Isle of Capri Casinos, Inc., Attn: Dale R. Black, Fax. No. (314) 813-9480.

Via Regular Mail, Overnight Courier or Hand Delivery:

Isle of Capri Casinos, Inc., Attn: Dale R. Black, 600 Emerson Road, Suite 300, St. Louis, Missouri 63141.

The decision of whether or not to participate in the program is a personal one to be made based on each person’s own unique circumstances. Please study carefully the program materials you receive. They should provide all the information you need to make an informed decision.  In addition, we strongly encourage you to consult with your advisors, including your tax advisor, before making any decisions regarding the offer.

Edmund L. Quatmann, Jr.

SVP and General Counsel